Exhibit 3.1

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

COVETRUS, INC.

FIRST: The name of the corporation is Covetrus, Inc. (the “Corporation”).

SECOND: The Corporation’s registered office in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business of the Corporation and its purpose is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, par value $0.01 per share.

FIFTH: The following provisions are inserted for the management of the business, for the conduct of the affairs of the Corporation and for the purpose of creating, defining, limiting and regulating the powers of the Corporation and its directors and stockholders:

1. The number of directors of the Corporation shall be fixed and may be altered from time to time in the manner provided in the Bylaws, and vacancies in the Board of Directors and newly created directorships resulting from any increase in the authorized number of directors may be filled, and directors may be removed, as provided in the Bylaws.

2. The election of directors may be conducted in any manner approved by the stockholders at the time when the election is held and need not be by written ballot.

3. All corporate powers and authority of the Corporation (except as at the time otherwise provided by law, by this Certificate of Incorporation or by the Bylaws) shall be vested in and exercised by the Board of Directors.

4. The Board of Directors shall have the power without the assent or vote of the stockholders to adopt, amend, alter or repeal the Bylaws, except to the extent that the Bylaws or this Certificate of Incorporation otherwise provide.

5. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director; provided that nothing contained in this Article FIFTH shall eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.

6. The Corporation shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, each person who is or was a director of the Corporation and the heirs, executors and administrators of such directors. The Corporation may, in its sole discretion, indemnify such other persons that such Section grants the Corporation the power to indemnify.

7. (a) Given that certain jointly indemnifiable claims may arise due to the service of the indemnitee as a director of the Corporation at the request of the Indemnitee-related entities, the Corporation acknowledges and agrees that the Corporation shall be fully and primarily responsible for the payment to the indemnitee in respect of indemnification or advancement of expenses in connection with any such jointly indemnifiable claim, pursuant to and in accordance with the terms of this Section 7, irrespective of any right of recovery the indemnitee may have from the Indemnitee-related entities. Under no circumstance shall the Corporation be entitled to any right of subrogation or contribution by the Indemnitee-related entities and no right of advancement or recovery the indemnitee may have from the Indemnitee-related entities shall reduce or otherwise alter the rights of the indemnitee or the obligations of the Corporation hereunder. In the event that any of the Indemnitee-related entities shall make any payment to the indemnitee in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the Indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee against the Corporation, and the indemnitee shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the Indemnitee-related entities effectively to bring suit to enforce such rights. Each of the Indemnitee-related entities shall be third-party beneficiaries with respect to this Section 7, entitled to enforce this paragraph.

(b) For purposes of this Section 7, the following terms shall have the following meanings:

(i) The term “Indemnitee-related entities” means CD&R Investment Associates IX, Ltd., CD&R Associates IX, L.P., Clayton, Dubilier & Rice Fund IX, L.P., Clayton, Dubilier & Rice Fund IX-A, L.P., CD&R Advisor Fund IX, L.P., CD&R Investment Associates XI, Ltd., CD&R Associates XI, L.P., Clayton, Dubilier & Rice Fund XI, L.P., Clayton, Dubilier & Rice Fund XI-A, L.P., CD&R Advisor Fund XI, L.P., Clayton, Dubilier & Rice XI (Scotland), L.P., CD&R Associates XI (Scotland), L.P., CD&R XI Scotland GP-GP, L.P., CD&R XI Scotland, LLC, Clayton, Dubilier & Rice, LLC, CD&R Corgi Holdings, L.P., TPG Global, LLC, TPG Corgi Aggregation, L.P., TPG VIII Corgi Holdings, L.P., TPG Partners VIII, L.P., TPG VIII Side-By-Side Separate Account I, L.P., TPG Partners VIII (C), L.P., TPG VIII Sector Co-Invest, L.P., TPG HC Corgi Holdings, L.P., TPG Healthcare Partners, L.P., TPG Healthcare Partners (C), L.P. and their respective affiliates, other than CVET Topco GP, LLC and CVET Topco, L.P. and their respective subsidiaries.

(ii) The term “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which the indemnitee shall be entitled to indemnification or advancement of expenses from both the Indemnitee-related entities and the Corporation pursuant to the DGCL, any agreement or the certificate of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or the Indemnitee-related entities, as applicable.

SIXTH: To the fullest extent permitted from time to time under the DGCL, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are presented to its officers, directors or stockholders other than those officers, directors or stockholders who are employees of CVET Topco, L.P. or any of its subsidiaries, including the Corporation. No amendment or repeal of this Article SIXTH shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any acts or omissions of such officer, director or stockholder occurring prior to such amendment or repeal.

SEVENTH: The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights herein conferred upon stockholders or directors are granted subject to this reservation.